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NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

September 20, 2017

Anu Dubey, Attorney Advisor
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

Nysa Series Trust/Nysa Fund

Amendment #28-29 (Amendment)

Dear Ms. Dubey:

We are writing to you on behalf of Nysa Series Trust (Registrant) in response to the comments conveyed to counsel on September 6, 2017 and September 7, 2017, relating to the Amendment filed under Rule 485(a) on July 31, 2017. This letter summarizes those comments, and Registrant’s responses to those comments.

Comment #1

On August 6, 2017, the staff acknowledged receipt of Registrant’s letter dated as of August 31, 2017 filed via EDGAR correspondence in response to comments previously received from the staff on August 4, 2017, and noted that in that letter Registrant had explained its approach to establishing “fair values” for two portfolio securities for which market quotations are not readily available:  (1) Transluminal Technologies, LLC (TT); and (2) Central New York Raceway Park, Inc. (CNYRP). The staff also requested that Registrant provide details relating to the specific types of information that are regularly reviewed to determine valuations for TT and CNYRP.

Response to Comment #1

As Registrant has previously noted, the securities issued by TT and CNYRP are “restricted securities,” and, as such, are securities for which market quotations are not readily available. Because neither TT nor CNYRP is a reporting company under the Securities Exchange Act of 1934, the information available to investors, including the Fund, is very limited.  Accordingly, the Board of Trustees values these securities in “good faith” in accordance with Procedures for the Valuation of Portfolio Securities adopted by the Board of Trustees (Valuation Procedures).

As noted in Registrant’s letter dated as of August 31, 2017,  for purposes of determining the “fair values” of restricted securities, the Valuation Committee takes into account any publicly available information about the security and considers the following factors, among others, to the extent that a particular factor is applicable: (a) the type of security; (b) the cost at date of purchase; (c) the size and nature of the Fund's holdings; (d) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (e) information as to any transactions or offers with respect to the security; (f) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (g) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (h) the level of recent trades of similar or comparable securities; (i) the liquidity characteristics of the security; (j) current market conditions; and (j) the market value of any securities into which the security is convertible or exchangeable.   We refer to the factors listed as the “Factors.”

Management monitors information available with respect to the restricted securities in the Fund’s portfolio continuously and provides updates, if any, relating to the activities of the issuers on an ongoing basis. The Valuation Procedures permit the Valuation Committee to consider recommendations of the portfolio manager (i.e. under circumstances when the portfolio manager has become aware of a significant event that may warrant a change in the fair valuation).

Central New York Raceway Park, Inc.

CNYRP, a motor sports complex currently under construction in upstate New York, is a development stage company that has not yet commenced operations.  Information relating to CNYRP is limited to data made available on the company’s website and other information made available to investors either privately or through media reports. As of this date, the value of CRNYP, which was acquired on April 22, 2014, remains at cost and has not been adjusted because neither the investment adviser nor the Valuation Committee has become aware of any information that would warrant an adjustment in the “fair value.”

Transluminal Technologies, LLC

TT, which is located in Syracuse, New York, develops intellectual property related to interventional cardiovascular medical devices. Specifically, it has developed a magnesium alloy-based closure device that offers a unique method of quickly achieving stable mechanical vascular closure following percutaneous catheterization for diagnostic or interventional procedures.  These Factors have assisted the Valuation Committee in determining a “fair value” for the TT position:  the type of security; the cost at date of purchase; the size and nature of the Fund's holdings; information as to any transactions or offers with respect to the security; the nature and duration of restrictions on disposition of the security; the absence of any registration rights; and the liquidity characteristics of the security. TT makes information relating to product approvals and other relevant milestones available on its website and provides its investors with financial statements on an annual basis. The information that has been made available to the Valuation Committee is limited to public announcements and data found in the company’s financial statements.

Comment #2

Include the specific date on which the fee waiver will terminate in the Prospectus and Statement of Additional Information (SAI).  Explain in a letter to the staff that the fee waiver will terminate one year from the effective date of the Amendment.

Response to Comment #2

The contractual fee waiver arrangement will terminate one year from the effective date of the Amendment.  The Prospectus and the Statement of Additional Information will include the exact date on which the fee waiver arrangement will terminate.

Comment #3

The Prospectus includes the following sentence under the section captioned “Principal Investment Strategies”:  “The range of debt securities that the Fund may purchase also includes residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.” If the investment activity described is not, in fact, a principal investment strategy, move the sentence from the Prospectus to the Statement of Additional Information.

Response to Comment #3

The sentence referred to in Comment #3 does not describe a principal investment strategy, and, as such, it will be removed from the Prospectus. That sentence is already included in the Statement of Additional Information.

Comment #4

Registrant proposes to add a new risk factor in the Prospectus relating to the risks of investing in Puerto Rico securities in response to IM Guidance No. 2016-02 concerning the need to apprise investors of risks relating to current market conditions. Provide more specific information (i.e. taking into account the specific types of muni bonds purchased).

Response Comment #4

Registrant has revised the risk factor as set forth below in order to provide additional information relating to the risks posed by the Fund’s investments in Puerto Rico debt.

Special Risks of Investments in Obligations of U.S. Territories, Commonwealths and Possessions.  The Fund may invest, and has invested, in obligations of governments of U.S. territories, commonwealths and possessions such as Puerto Rico, or of their agencies, instrumentalities and authorities, if the interest on such securities is not subject to New York and federal income tax. These securities are subject to credit risk, including the risk of default. The portfolio of the Fund currently includes three debt obligations issued by agencies or authorities of the government of Puerto Rico: Puerto Rico Infrastructure Financing Authority (IFA), Puerto Rico Highway & Transportation Authority Series H (HTA), and Puerto Rico Sales Tax Financing Corporation Revenue Series A (COFINA).  These portfolio holdings, which together comprised 2.96% of the Fund’s net assets at June 30, 2017, are in default and are currently considered “below investment grade securities.” As of the date of this Prospectus, the Puerto Rican government is being managed by a financial control board that was established pursuant to The Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA), a federal law enacted by Congress. The Fund’s portfolio holdings of Puerto Rico debt are subject to Title III of PROMESA, which enables the government of Puerto Rico to freeze numerous lawsuits, maintain essential services to their residents and assign a judge to sort through creditor rights under law. These holdings have been, and may continue to be, adversely affected by local political and economic conditions within Puerto Rico, causing the shares of the Fund to lose value.

Comment #5

Add the word “contractually” to the second sentence of the third paragraph.  As revised, the sentence would read as follows:   “The Adviser has contractually agreed to waive its advisory fee until ______” (emphasis added).

Response to Comment #5

Once the effective date of the Amendment has been determined, the Prospectus and Statement of Additional Information will reflect that the Adviser has contractually agreed to waive its advisory fee until that date.

Comment #6

The Statement of Additional Information includes the names of financial intermediaries whose clients and customers may purchase shares of the Fund at net asset value in a paragraph below the bullet points that identifies the classes of investors who may make such purchases at net asset value.   Include the names of the specific intermediaries in each bullet point as applicable.

Response to Comment #6

The Statement of Additional Information will be revised to identify in each bullet point the classes of investors who may purchase shares of the Fund at net asset value.

Comment #7

How does the Fund raise the cash to meet redemptions?  Does it use cash on hand?  Does it raise cash by selling portfolio securities?  If so, is the sale of portfolio securities a regular practice or is the practice used just in times of stress. See Item 11(c)(8) of Form N-1A.

Response to Comment #7

Registrant will include the following disclosure in the Prospectus in response to the requirements of Item 11 (c)(8) of Form N-1A.  The Fund raises cash to meet investor redemptions by either using cash on hand, or by selling portfolio securities. The sale of portfolio securities is not a regular practice.  The Fund will occasionally sell portfolio securities to raise cash in order to meet requests for unusually large redemptions.

Comment #8

Why was the risk factor relating to investments in “development stage” companies (as included in the letter to the staff dated as of 06-30-17) not included in the Prospectus as revised (i.e. and sent to our examiner via e-mail on 08-31-17)?

Response to Comment #8

The risk factor relating to investments in “development stage” companies will be included in the Prospectus.

Comment #9

Include references to both TT and Ligand in the “Principal Investment Strategies” section under the Investments in Equity Securities subsection.

Response to Comment #9

The fourth paragraph in the subsection captioned “Investments in Equity Securities” has been revised to read as follows:

The Fund is not a diversified fund, and, as such, may invest more than 5% of its total assets in the securities of one or more issuers.  As a result, a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers or a single issuer and, from time to time, in a limited number of industries. For example, the Fund’s portfolio currently includes substantial positions in both Transluminal Technologies, LLC and Ligand Pharmaceuticals, Inc.   Subject to the fundamental investment policies and restrictions of the Fund, many of which are described in the Statement of Additional Information dated________, the Fund may emphasize investments in various market sectors from time to time.  The Fund’s ability to invest up to 25% of its portfolio assets in a single industry or group of industries may offer greater opportunities for capital appreciation, but may also subject the Fund to a greater risk of loss and price fluctuation.  The Fund is not a “sector fund,” and, as such may change its investment emphasis. As of the date of this prospectus, the Fund’s portfolio reflects an investment focus in the health care and the pharmaceutical industries.   As of June 30, 2017, _47.25___% of the Fund’s (total) assets were invested in the pharmaceutical industry and __22.4__% of the Fund (total) assets were invested in the surgical and medical instrument industry.  Because of this current investment focus an investment in the Fund should be considered as a complementary investment to an already diversified investment portfolio.

Comment #10

If true, state in the letter to be filed via EDGAR correspondence that Mr. Cuculich does not “manage” accounts for retail investors.  See Item 20 of Form N-1A.

Response to Comment #10

This letter will serve to confirm that Mr. Cuculich does, in fact, “manage” accounts for retail investors on a discretionary basis.  Accordingly, Registrant will include in the Statement of Additional Information the disclosures required by Item 20 of Form N-1A, together with disclosure relating to the conflicts of interest posed by “side by side” management of portfolios.

Very truly yours,

Pinnacle Advisors LLC

By:  _/S/Robert Cuculich __

       Robert Cuculich

Its:  President

CC:

Patricia C. Foster, Esq.